

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4546

August 9, 2010

Via US Mail and facsimile (202) 315-3790

Mr. Timothy W. Carnahan
CYIOS Corporation
1300 Pennsylvania Avenue, N.W.
Suite 700
Washington, DC 20004

Re: CYIOS Corporation (the "Registrant")
        Registration Statement on Form S-1
        File No.: 333-165941

Dear Mr. Carnahan:

        We received your letter requesting that we waive the requirement to obtain a written consent from Baum and Company, the Registrant's independent auditors for its year ended December 31, 2008 in connection with its pending registration statement on Form S-1. As we discussed in our telephone conversation on August 6, 2010, please note that the form of your request is not consistent with the requirements of Rule 437 of Regulation C.

        Notwithstanding the form of your request, the specific facts and circumstances as we understand them do not provide sufficient evidence that the consent cannot be obtained without undue hardship. Therefore, we are unable to waive the requirement to include the consent of Baum and Company in the Registrant's pending registration statement on Form S-1. Accordingly, before the staff can declare that registration statement effective, it must contain a currently signed consent of Baum and Company if the financial statements for the year ended December 31, 2008 are included in the filing.

        The staff's conclusion is based solely on the information provided in your letter. Different or additional material facts could result in a different conclusion. If you have any questions concerning this letter, please call me at 202-551-3403.

                                Sincerely,

                                Steven Jacobs
                                Associate Chief Accountant